SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 14TH ELIGILIBILITY AND ADVISORY COMMITTEE OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

The Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) held its 14th meeting on April 29, 2020, at 4:30 a.m., at the Company’s headquarters located at Rua Costa Carvalho n° 300, São Paulo/SP to discuss the following agenda: Analyze the nominee to join the fiscal Council. The Company’s Eligibility and Advisory Committee members, in accordance with the eletronic mail (e-mail) from mmartins@sabesp.com.br on April 27, 2020 at 03:0 pm, and dsilvestre@sabesp.com.br on April 29, 2020, at 4:19 pm,  based on the statements contained in the Registration Form, prepared in accordance with CODEC Resolution 03/2018, in the presented documents and complementary information provided by the nominee: Ms. Gisélia da Silva, certify that the nomination process is in compliance with Federal Law 13.303/2016, Federal Law 6.404/1976, State Decree 62.349/2016, the Company’s Bylaws, and Nomination Policy and CODEC Resolution 03/2018. The referred documents will be filed at the Company’s headquarters. After the matters on the agenda were resolved and there being no further business to discuss, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the members.

FÁBIO AURÉLIO AGUILERA MENDES
LAURA DIAZ MONTIEL
PAULA CRISTINA NASSIF ELIAS DE LIMA

Chief Executive Office

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone +55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

Nominee: Gisélia da Silva
Individual Taxpayer ID (CPF): 390.708.590-68

Position: member of the fiscal Council (current member)

Evaluation Items	Check List	Comments
A. General Information	All fields are complete and in compliance (x) Yes ( ) No
B. Requirements	The nominee stated that he meets all the requirements (x) Yes ( ) No
C. Restrictions	The nominee stated he is clear from all restrictions (x) Yes ( ) No
D. Documents

The nominee submitted the following:

Registration Form, initialed and signed (x) Yes ( ) No

Résumé, initialed and signed
(x) Yes ( ) No

Résumé, initialed and signed
(x) Yes ( ) No

College diploma or category registration certificate
(x) Yes ( ) No

The submitted diploma is compatible with the requirements of the position
(x) Yes ( ) No

The documents prove the nominee has the minimum professional experience required in item B of the Registration Form.

(x) Yes ( ) No

Chief Executive Office

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone +55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 5, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.